MIGENIX Inc. BC Research Complex 3650 Wesbrook Mall Vancouver, BC V6S 2L2 Canada
|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX PARTNER CADENCE PHARMACEUTICALS TO INCREASE SIZE OF PHASE III CLINICAL TRIAL OF OMIGARD™

Vancouver, BC, CANADA & San Diego, CA, USA – May 1, 2007– MIGENIX Inc. (TSX: MGI; OTC: MGIFF), a clinical-stage developer of drugs for infectious diseases, reports that the Company’s development and commercialization partner for the North American and European markets for OmigardTM (CPI-226), Cadence Pharmaceuticals, Inc. (“Cadence”) announced that it intends to discuss with the U.S. Food and Drug Administration (FDA) a proposal to increase the number of patients to be enrolled in the ongoing, Phase III clinical trial of Omigard.

“In discussions with Cadence regarding their preparations for regulatory submissions, we agreed with their approach to enhance the statistical power of the study and allow a better opportunity to achieve a positive result in this pivotal Phase III study”, stated Jim DeMesa, M.D., President and CEO of MIGENIX.  “While the timelines for completing enrollment in the study are anticipated to change, it will be well worth it if the planned increase leads to a positive result”.

The following is the text of Cadence’s April 30, 2007 announcement:

Cadence Pharmaceuticals, Inc. (NASDAQ: CADX), announced today that it intends to discuss with the U.S. Food and Drug Administration (FDA) a proposal to increase the number of patients to be enrolled in the ongoing Phase III clinical trial of its experimental product candidate, Omigard™ (omiganan pentahydrochloride 1% aqueous gel) for the prevention of local catheter site infections (LCSIs).  This ongoing trial is known as the Central Line Infection Reduction Study, or CLIRS trial.

The plan to increase the number of patients in the CLIRS trial is intended to maintain the statistical power of the trial and was prompted by the company’s planned re-analysis of data from the initial Phase III clinical trial of this product candidate. This extensive re-analysis is being performed as part of the standard procedure for analyzing data to prepare a final report of the study for a potential New Drug Application or other applications for marketing authorization. The re-analysis, which uses a slightly different, stricter definition of LCSI, indicates a statistically significant reduction of LCSIs of approximately 42% in the Omigard treatment arm as compared to the povidone-iodine treatment arm (the previous analysis indicated an approximately 49% reduction), as well as a reduction in the overall LCSI infection rate.  The catheter colonization and catheter-related bloodstream infection results from the initial Phase III study were not impacted by the re-analysis.

Because the target sample size for the CLIRS trial is based, in part, upon the LCSI rate and treatment effect, the company now believes that adding patients is prudent in order to maintain the statistical power of the study. Additionally, improvements to hospital infection prevention practices since the CLIRS trial began may reduce catheter-related infection rates, further supporting an increase in the number of patients.

The CLIRS trial is being conducted under a Special Protocol Assessment (SPA) with the FDA, so Cadence must obtain the FDA’s concurrence with the proposal to increase enrollment in this trial.  The company intends to initiate discussions with the FDA immediately.

“We are taking these measures because we believe they will enhance the statistical power of this study and allow us a better opportunity to achieve a positive result in the CLIRS trial. Clearly, our efforts will be focused on accelerating enrollment in order to off-set as much as possible the longer duration of the trial,” said Ted Schroeder, Cadence Pharmaceuticals’ President and Chief Executive Officer. “After we have completed our discussions with the FDA, we expect to announce details regarding the number of patients to be added to the trial, the anticipated financial impact, and other potential implications on the Omigard development program. However, we currently anticipate that adding patients to the CLIRS trial will move the completion of enrollment in this study from the second half of 2007 to mid-2008.”

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Cadence Conference Call and Webcast Details

Cadence’s management will host a conference call on Tuesday, May 1 at 8:30 am Eastern Time (5:30 am Pacific Time) to discuss today’s announcement.  Interested investors and others may participate in the conference call by dialing (800) 811-0667 (domestic), or (913) 981-4901 (international).  A replay of the webcast and teleconference will be available approximately two hours after the call.  To access the webcast, please log on to the company’s website at www.cadencepharm.com at least 15 minutes prior to the call to ensure adequate time for any software downloads that may be required.  The webcast will remain available on the company’s website for fifteen days.

About the Omigard Clinical Development Program

Cadence’s ongoing Phase III trial of Omigard for the prevention of LCSIs (known as the Central Line Infection Reduction Study, or CLIRS trial) is a multi-center, randomized, evaluation committee-blinded study in patients whose medical condition requires a central venous catheter (CVC). The primary efficacy endpoint of the clinical trial is to evaluate whether Omigard is superior to 10% povidone-iodine in the prevention of LCSI in patients requiring central venous catheterization. The CLIRS trial, which was designed to recruit 1,250 patients randomized to receive either Omigard or 10% povidone-iodine, began enrollment in August 2005 and is currently being conducted at centers in the United States and Europe. The CLIRS trial is designed to have 80% power to detect significance at the 0.05 level. The Omigard development program holds fast track status from the FDA.

In February 2003, Cadence’s licensor for Omigard, MIGENIX, Inc. (then known as Micrologix Biotech Inc.) and Astellas Pharma, Inc. (then known as Fujisawa Healthcare, Inc.), MIGENIX’ former collaborator, completed a multi-center, randomized, evaluation committee-blinded Phase III trial that compared Omigard to 10% povidone-iodine in patients receiving CVCs, peripherally inserted central catheters, and/or arterial lines. The study was conducted in 1,407 patients in 27 centers in the United States. The primary efficacy endpoint was to evaluate the superiority of Omigard compared to 10% povidone-iodine for the prevention of catheter related bloodstream infections (CRBSIs). Secondary efficacy endpoints included evaluating the superiority of Omigard for the prevention of LCSI and catheter colonization. The initial Phase III clinical trial demonstrated statistically significant results for the two secondary endpoints of this trial but did not show statistical significance for the primary endpoint, the prevention of CRBSIs.

[End of Cadence’s announcement]

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs primarily in the area of infectious diseases. The Company's clinical programs include drug candidates for the treatment of chronic hepatitis C infections (Phase II and preclinical), the prevention of catheter-related infections (Phase III) and the treatment of dermatological diseases (Phase II). MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

“Jim DeMesa”

James M. DeMesa, M.D.

President & CEO

CONTACTS

Art Ayres MIGENIX Inc. Tel: (604) 221-9666 Ext. 233 aayres@migenix.com	Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking information within the meaning of applicable securities laws in Canada, (collectively referred to as “forward-looking statements”). Statements, other than statements of historical fact, are forward-looking statements and include, without limitation, statements regarding our strategy, future operations, timing and completion of clinical trials, prospects, plans and objectives of management. The words “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking statements,

MIGENIX Inc. – NEWS RELEASE – May 1, 2007                                                           Page 3 of 3

which include underlying assumptions, although not all forward-looking statements contain these identifying words. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur.

Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking statements in this news release include, but are not limited to, statements concerning: Cadence’s belief that adding patients is prudent in order to maintain the statistical power of the study; Cadence’s intention to initiate discussions with the FDA immediately; and Cadence currently anticipating that adding patients to the CLIRS trial will move the completion of enrollment in the study from the second half of 2007 to mid-2008.

With respect to the forward-looking statements contained in this news release, there are numerous assumptions regarding, among other things: Cadence’s ability to enroll sufficient patients to complete the pending Phase III clinical trial of Omigard; and the anticipated timing and Cadence’s ability to obtain the FDA’s concurrence to increase patient enrollment and ultimately complete the trial.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including: dependence on corporate collaborations; the potential that the FDA may not agree with Cadence’s proposal to increase patient enrollment, or may apply a statistical penalty to the clinical trial; uncertainties related to early stage of technology and product development; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if completed, will not establish the safety or efficacy of our products; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; the possibility that opportunities will arise that require more cash than presently anticipated and other uncertainties related to predictions of future cash requirements; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Final Prospectus dated November 29, 2006, Annual Information Form and Annual Report on Form 20-F for the year ended April 30, 2006 and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission.

Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.